PAWS PET COMPANY, INC.,

455 N.E. 5th Avenue,

Suite D464, Delray Beach,

FL 33483 (561) 274-6805

Via Edgar February 06, 2013

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street N.E. Washington

D.C. 20002

Re: Paws Pet Company, Inc.,

Request to Withdraw Form 15 filed November 13, 2012 File No: 333-130446

Ladies and Gentlemen:

Paws Pet Company, Inc., (the “Registrant”) hereby requests immediate withdrawal of its Request to terminate the registration of its common shares (no par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2012 (the “Form 15”).

The Registrants believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors.. The Registrant is withdrawing the Form 15 because, while it believes that the number of common shareholders is less than 149 as is required under Section 12(g), it needs additional time to substantiate that belief. Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (561) 274-6805.

Very truly yours,

Paws Pet Company, Inc.,

By:	/s/ Dan Wiesel
Dan Wiesel, Chief Executive Officer

Date: 02/06/2013